                              UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One):

 |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

     For Period Ended: _April 30, 2006

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

CompuSonics Video Corporation

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Full Name of Registrant

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Former Name if Applicable

37735 Enterprise Ct., Suite 600-B

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Address of Principal Executive Office (Street and Number)

Farmington Hills, MI  48331

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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant  seeks relief  pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

  |_| (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without unreasonable effort or expense;

      (b) The subject annual report,  semi-annual  report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,

          will be filed on or before the fifteenth calendar day following  the prescribed  due date; or the calendar day following the prescribed due date; and subject quarterly report of transition report on Form

          10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

      (c) The accountant's  statement or other exhibit required by Rule 12b

          -25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K,

10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      |  portion  thereof,  will be filed on or before the fifteenth calendar day following the  prescribed

                                  (Attach Extra Sheets if Needed)

    X  |  More time is needed to file and complete the Form 10-Q.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Majlinda Xhuti                    248                    994-0099

__________________________________________________________________

     (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or

    15(d) of the Securities Exchange Act of 1934 or Section 30

    of the  Investment  Company Act of 1940 during the preceding

    12 months or for such shorter period that the registrant

    was required to file such report(s) been filed? If answer

    is no, identify report(s). |X| Yes  |_| No

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(3) Is it anticipated that any significant change in results of operations  from the corresponding period for the last fiscal year will be reflected  by the earnings  statements to be

    included in the subject report or portion  thereof?

    |_| Yes  |X| No

    If so, attach an explanation of the anticipated  change, both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

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                     CompuSonics Video Corporation

          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned  hereunto duly authorized.

                                      BY /s/Thomas W. Itin

                                         ------------------------

Date 06/15/2006

INSTRUCTION:  The form may be signed by an executive officer of the Registrant or by any other duly authorized  representative.

The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative

(other than an executive officer), evidence of the

representative's authority to sign on behalf of the

registrant shall be filed with the form.

------------------------------ ATTENTION -------------------------

            Intentional misstatements or omissions of fact constitute

Federal Criminal Violations (See 18 U.S.C. 1001).

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                          GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the

   General Rules and Regulations under the Securities  Exchange

   Act of 1934.

2. One signed original and four conformed  copies of this form and amendments  thereto  must be  completed  and filed with the

   Securities and Exchange  Commission,  Washington,  D.C.  20549,

   in accordance with Rule 0-3 of the General Rules and

   Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4. Amendments  to the  notifications  must also be filed on form

   12b-25 but need not restate  information  that has been

   correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic  Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation

   S-T  (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation

   S-T  (ss.232.13(b) of this chapter).